FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2.	News Release dated January 12, 2006 (“BlackBerry Users to Gain Mobile Access to Google Talk and Google Local") News Release dated January 12, 2006 (“BlackBerry to Offer Mac Support")	Page No 3 3

Document 1

January 12, 2006

FOR IMMEDIATE RELEASE

BlackBerry Users to Gain Mobile Access to Google Talk and Google Local

New Mobile Services Will Enable BlackBerry users to Stay Connected with Google Talk instant messaging and Google Local information and maps

Waterloo, Ontario - Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that Google Talk™ instant messaging and Google Local for mobile will be supported on the BlackBerry® wireless platform*.

“Instant messaging and local content are two increasingly important areas of focus for mobile applications and we are very pleased to work with Google in extending these two popular Google services to BlackBerry users,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “Google Talk for BlackBerry and Google Local for mobile will offer additional flexibility to BlackBerry customers in terms of how, when and where they stay in touch.”

“As mobile technology continues to converge, consumers are becoming increasingly more connected and require access to information at home, at work, and on the road,” said Deep Nishar, Director, Product Management, Google Inc. “By extending Google Talk and Google Local beyond the desktop, BlackBerry users will have greater access to the information they need regardless of where they are.”

Google Talk for BlackBerry, a version of the instant messaging application specifically designed for BlackBerry handsets, will allow users to send and receive instant text messages with other members of the Google Talk community, while on the go. Google Talk for BlackBerry extends the user experience of the popular desktop-based Google Talk instant messaging service to BlackBerry devices, allowing users to add, delete and rename contacts, know when their Friends are online and available, leave conversations and resume them later, copy conversation text into memory and even be notified when a message is being typed.

Google Talk for BlackBerry is easy and intuitive to use. After downloading Google Talk for BlackBerry, users can quickly sign in through their Gmail™ username and password, access their existing Google Talk contact lists, see which Google Talk Friends are online, and send and receive instant messages. The service is integrated with BlackBerry to allow for home screen notifications of new messages, integration of Google Talk instant messages in the BlackBerry Email™ inbox and quick access to the BlackBerry Calendar™ from Google Talk for meeting scheduling.

Use of Google Talk requires a Gmail account which can be obtained when invited by another Gmail user or by visiting https://www.google.com/accounts/SmsMailSignup1. Google Talk users may invite other Gmail users to their contact lists directly from their BlackBerry handset, just as they would from a PC.

Additionally, users can now download Google Local for mobile, which enables BlackBerry users to view maps and satellite imagery, find local businesses and get driving directions on their BlackBerry handsets. Google Local for mobile provides draggable maps, directions and imagery, as well as a “click to call” feature. Google Local for mobile will store any addresses you have typed in or used for directions for quick and access to previous locations.

-more-

The satellite imagery viewing of Google Local for mobile allows users to zoom in on an image for a closer look at the terrain, zoom out for a grander perspective, or move the map in any direction. This interactive satellite view gives you a chance to explore and evaluate your locations in far greater detail.

Google Talk for BlackBerry is expected to be available in the Spring timeframe. Google Local for mobile is available today at www.google.com/glm. Both applications will be free, subject to any data service rates applicable for downloading and using the applications with a limited data plan.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
212-771-3639
mconway@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

* Requires BlackBerry device software v4.0 or later.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

Document 2

January 12, 2006

FOR IMMEDIATE RELEASE

BlackBerry to Offer Mac Support

Macworld 2006 Conference & Expo, San Francisco, CA – Moscone Center, Booth #2538 –

Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and Information Appliance Associates (IAA) today announced a licensing agreement whereby RIM will offer ‘PocketMac® for BlackBerry®’ to Mac users, free of charge. PocketMac for BlackBerry is a desktop application that enables Mac users to synchronize data between their BlackBerry devices and Macintosh applications including core OS X version 10.4 “Tiger” applications and Microsoft Entourage.

“The worldwide popularity of Mac OS X is driving the creation of many exciting new products and significant growth in the Apple development community,” said Ron Okamoto, Apple’s Vice President of Worldwide Developer Relations. “We’re thrilled that IAA and RIM have collaborated to better support mobile Mac users with easy-to-use BlackBerry synchronization.”

“PocketMac for BlackBerry is easy to install and allows users to synchronize email, contacts, calendar, tasks and notes with popular Mac applications,” said Terence Goggin, CTO of Information Appliance Associates. “We are pleased to work with RIM to provide this robust solution to Apple’s mobile customers.”

“This licensing agreement will help expand the reach of BlackBerry to another important market segment,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “There is significant interest in BlackBerry from Mac users and we look forward to delivering PocketMac for BlackBerry to customers around the world.”

RIM has licensed the complete version of PocketMac for BlackBerry from IAA and the companies plan ongoing product development collaboration. PocketMac for BlackBerry synchronizes the email, contacts, calendar, tasks and notes of Microsoft Entourage, OS X’s Address Book and iCal, Now Contact and Now Up-to-Date, DayLite, and Stickies, among other applications. This easy-to-access solution for Macintosh synchronization is expected to be available as a free download at www.blackberry.com beginning in February.

Further details of the licensing agreement were not disclosed.

_________________

About Information Appliance Associates

Information Appliance Associates (IAA) is a world leader in creating unique software solutions, primarily for the Macintosh platform.

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Tim Goggin
Information Appliance Associates
+1 (858) 775-6116
timg@pocketmac.net

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

All IAA brands and products are trademarks or registered trademarks of Information Appliance Associates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	January 13, 2006	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance